

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Raymond M. Thompson
Chief Executive Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, Maryland 21811

      Re. Calvin B. Taylor Bankshares, Inc.
         Form 10-K for the fiscal year ended December 31, 2009
         File No. 0-50047

Dear Mr. Thompson:

    We have completed our review and have no further comments at this time.

    If you have any questions about this review, please contact David Lyon at 202-551-3421.

                Sincerely,

                Michael Clampitt
                Senior Attorney Advisor